SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[June 10, 2003]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F         X                                           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                      No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-___________

SIGNATURES

SIGNATURES

Date June 10, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President & CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO REBUILDS NORSKE SKOG’S PAPER MACHINES IN AUSTRIA AND NORWAY

(Helsinki, Finland, June 10, 2003) – Metso Corporation’s (NYSE: MX; HEX: MEO) fiber and paper technology business area Metso Paper will rebuild Norske Skog’s two paper machines in Bruck, Austria and Halden, Norway. The rebuilds will be concluded in March 2004. The total value of the orders is approximately EUR 22 million.

In Austria, Metso Paper will supply the Bruck mill a wet end rebuild for a LWC paper machine (PM 4), including a headbox and a wire selection. The machine has wire width of 7.15 meters, and it was originally supplied by Beloit in 1989. The modernization will improve the paper quality and increase the production.

Metso Paper will also modernize a SC paper machine (PM 6) at the Saugbrug mill in Halden, Norway. The delivery will include a headbox and changes to the dryer section. The machine, with 9.4 meter wire width, was originally supplied by Valmet in 1993. The modernization will improve the production capacity of the machine.

Norske Skog is the world’s second largest producer of publication paper, with 23 wholly and partly owned mills in 15 countries on five continents. Its operating revenue in 2002 was NOK 23.5 billion (EUR 2.9 billion).

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28,500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Ilpo J. Ollila, Vice President, Sales, Metso Paper, tel. +358 204 82 6005

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004 USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.